Exhibit 99.(27)(o)

Summary prospectus for new investors

September  , 2025

Aspida DreamPath Annuity

Individual Single Premium Deferred Index-Linked Annuity Contract

Issued By:

ASPIDA LIFE INSURANCE COMPANY

This summary prospectus summarizes key features of the Aspida DreamPath Annuity.

Before you invest, you should also review the prospectus for the Aspida DreamPath Annuity, which contains more information about the Contract’s features, benefits, and risks. You can find this document and other information about the Contract online at https://aspida.com/products/RILA. You can also obtain this information at no cost by calling 1-833-4-ASPIDA (1-833-427-7432) or by sending an email request to clientsupport@aspida.com.

The Contract is a complex investment and involves risks, including potential loss of principal. Our obligations under the Contract are subject to our financial strength and claims paying ability.

You may cancel your Contract within 21 days (30 days if this Contract replaces another annuity contract) of receiving it without paying fees or penalties. In some states, this cancellation period may be longer. Upon cancellation, you will receive a full refund of the amount you paid with your application minus any withdrawals. You should review this prospectus, or consult with your investment professional, for additional information about the specific cancellation terms that apply.

Additional information about certain investment products, including index-linked annuity contracts, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS
DEFINITIONS	1
OVERVIEW OF THE CONTRACT	4
IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT	7
BENEFITS AVAILABLE UNDER THE CONTRACT	10
BUYING THE CONTRACT	12
MAKING WITHDRAWALS: ACCESSING THE MONEY IN YOUR CONTRACT	13
ADDITIONAL INFORMATION ABOUT FEES	14
APPENDIX A (INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT)	A-1

Definitions

Administrative Office — The address for submitting all correspondence and Notices to the Company, which is:

   2327 Englert Drive

   Durham, NC 27713

Annuitant — The person, including any Joint Annuitant, whose life determines the annuity benefit under this Contract. Except in the case of ownership by a non-natural person, the Annuitant must be an Owner.

Annuitization Date — The date the annuity phase of the Contract begins. If you do not elect an earlier Annuitization Date, the Annuitization Date will be the Maturity Date. You may not elect an Annuitization Date earlier than the first Contract Anniversary Date.

Buffer Percentage — The portion of any negative Index Return that we absorb on a Strategy Maturity Date for a particular Strategy. Any percentage decline in a Strategy’s Index Return in excess of the Buffer Percentage reduces your Strategy Maturity Value. We currently offer Buffer Percentages of –10% and -20%.

Business Day — Any day the New York Stock Exchange (“NYSE”) is open for regular trading. The Business Day generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). If the SEC determines the existence of emergency conditions on any day, and consequently, the NYSE does not open, then that day is not a Business Day.

Company — Refers to Aspida Life Insurance Company. The terms “we”, “us”, and “our” are also used to identify the Company.

Contract Anniversary Date — The annual anniversary of the Contract Effective Date for every year the Contract is in force.

Contract Effective Date — The date the Contract goes into effect. Contract Year and Contract Anniversaries are computed from the Contract Effective Date.

Contract Value — The total of the values you have allocated to (i) the Indexed Crediting Rate Strategies and (ii) the Fixed Crediting Rate Strategy. On the Strategy Start Date, your value in an Indexed Crediting Rate Strategy is the Strategy Base Value. Thereafter, prior to the Strategy Maturity Date, your value in an Indexed Crediting Rate Strategy is the Strategy Interim Value. On the Strategy Maturity Date, your value in an Indexed Crediting Rate Strategy is the Strategy Maturity Value. These amounts are also subject to certain fees and charges discussed in “Fees, Charges, and Adjustments” in the prospectus.

Contract Year — Each period of 12-months beginning on the Contract Effective Date and each Contract Anniversary Date.

Fixed Crediting Rate Strategy — The Fixed Crediting Rate Strategy is part of our general account and pays interest at guaranteed rates. We assign an interest rate to each amount allocated to the guaranteed interest option. This rate is guaranteed for a Contract Year.

Floor Percentage — The maximum amount of negative Index Return you could absorb at the end of the Strategy Period. You will not bear any negative Index Return beyond the Floor Percentage.

Good Order —When an instruction or request is received in our Administrative Office, or other place we may specify, and it has such clarity and completeness that we do not have to exercise any discretion to carry out the instruction or request. We may require that the instruction or request be given in a certain form.

Guaranteed Annual Cap Rate and Buffer — If an Indexed Crediting Rate Strategy has a Guaranteed Annual Cap Rate and Buffer, the Index Cap Rate and the Buffer Percentage will apply separately for each Contract Year during the 6-year Strategy Period. The annual Indexed Crediting Rate will be calculated in the same manner as for a point-to-point Indexed Crediting Rate Strategy, except it will be calculated on each Contract Anniversary. However, no Indexed Strategy Interest will be credited to the Indexed Crediting Rate Strategy until the Strategy Maturity Date.

Guaranteed Minimum Cap Rate — We will not establish an Index Cap Rate below 2%, 5%, and 10% for a 1, 3, and 6-year Strategy, respectively.

Guaranteed Minimum Participation Rate — We will not establish an Index Participation Rate below 10%.

Guaranteed Minimum Trigger Rate — We will not establish an Index Trigger Rate below 2%, 5%, and 10% for a 1, 3, and 6-year Strategy, respectively.

Index or Indices — An Index used to determine the Index Strategy Interest for an Indexed Crediting Rate Strategy. We currently offer Indexed Crediting Rate Strategies based on the performance of the S&P 500® Index, the Russell 2000® Index, the NASDAQ 100 Index and the MSCI EM Index. Each Index is a “price return index,” not a “total return index,” and therefore does not reflect the dividends paid on the securities composing the Index, which will reduce the Index return and may cause the Index to underperform a direct investment in the securities composing the Index. In the future, we may offer Indexed Crediting Rate Strategies based on other Indices.

Index Cap Rate — The maximum percentage rate that will apply to the calculation of any Indexed Strategy Interest. For example, if the Indexed Crediting Rate Strategy has a 10% Index Cap Rate and the Index Return at the end of the Strategy Period is 8%, your investment tied to that Indexed Crediting Rate Strategy will gain 8%. If the Index Return at the end of that Strategy Period had been 15%, your investment would only have gained 10% due to the Index Cap Rate limitation.

Index Participation Rate — The percentage rate that will be multiplied by a positive Index Return to determine the Indexed Strategy Interest credited on the Strategy Maturity Date. For example, if the Indexed Crediting Rate Strategy has a 90% Index Participation Rate and the Index Return at the end of the Strategy Period is 10%, your Indexed Crediting Rate will be 9%, meaning your investment will gain 9%.

Index Return — For an Indexed Crediting Rate Strategy, the percentage change in the value of the related Index from the Strategy Start Date to the Strategy Maturity Date (or, in the case of an Indexed Crediting Rate Strategy with a Guaranteed Cap Rate and Buffer, from the beginning to the end of each Contract Year during a Strategy Period). The Index Return may be positive or negative.

Index Trigger Rate —The percentage rate that will be used as the Indexed Crediting Rate to determine the Indexed Strategy Interest credited on the Strategy Maturity Date if the Index Return equals or exceeds the Trigger Threshold. Because the Trigger Threshold will always be negative, an Indexed Crediting Rate Strategy with an Index Trigger Rate is a “Dual Direction” strategy because if the Index Return for the Strategy Period is either positive, zero or negative but at least the Trigger Threshold, your Indexed Crediting Rate will be positive in the amount of the Index Trigger Rate. For example, if the Indexed Crediting Rate Strategy has a 6% Index Trigger Rate and a Trigger Threshold of -3% and the Index Return at the end of the Strategy Period is -3% or higher, your Indexed Crediting Rate will be 6%, meaning your investment will gain 6%. The Index Trigger Rate may be more or less than the Index Return for the Strategy Period.

Indexed Crediting Rate — If the Index Return is positive (or, in the case of an Indexed Crediting Rate Strategy with an Index Trigger Rate, the Index Return equals or exceeds the Trigger Threshold), then the Indexed Crediting Rate is a rate equal to the Index Return adjusted by either the Index Cap Rate, Index Participation Rate or Index Trigger Rate. For Indexed Crediting Rate Strategies with a Buffer Percentage, if the Index Return is negative (or, in the case of an Indexed Crediting Rate Strategy with an Index Trigger Rate, the Index Return is less than the Trigger Threshold), but declines by a percentage less than or equal to the Buffer Percentage, then the Indexed Crediting Rate is 0%. If the Index Return is negative, and declines by more than the Buffer Percentage, then the Indexed Crediting Rate is negative, but will not reflect the first -10% or -20% of downside performance, depending on the Buffer Percentage applicable to that Indexed Crediting Rate Strategy. For Indexed Crediting Rate Strategies with a Floor Percentage, if the Index Return is negative, but declines by a percentage less than or equal to the Floor Percentage, then the Indexed Crediting Rate is the Index Return. If the Index Return is negative, and declines by more than the Floor Percentage, then the Indexed Crediting Rate is the Floor Percentage.

Indexed Crediting Rate Strategy — An Investment Option we establish with a specific Index; Strategy Period; Floor Percentage or Buffer Percentage; Index Cap Rate, Index Trigger Rate and Trigger Threshold or Index Participation Rate; and Strategy Maturity Date.

Indexed Strategy Interest —The dollar amount that is credited to the Indexed Crediting Rate Strategy on the Strategy Maturity Date. Indexed Strategy Interest may be positive, negative or equal to zero.

Investment Options — The Fixed Crediting Rate Strategy and the Indexed Crediting Rate Strategies.

Maturity Date — The Contract Anniversary Date in the year following the date that the Annuitant reaches the maturity age, which is set forth in the Contract and is generally the Annuitant’s 115th birthday. The Maturity Date is the date on which income payments begin if you do not elect an earlier Annuitization Date.

Minimum Nonforfeiture Amount — The minimum nonforfeiture amount equals eighty-seven and a half percent (87.5%) of any allocation to the Fixed Crediting Rate Strategy, plus interest credited daily at the nonforfeiture interest rate (0.25% to 3.00%), less any partial Withdrawals and transfers out of the Fixed Crediting Rate Strategy. The nonforfeiture interest rate used to calculate the minimum nonforfeiture amount is determined by us at issue according to the Standard Nonforfeiture Law for Individual Deferred Annuities.

Owner — The person who owns all rights and privileges of this Contract (includes a Joint Owner, if any). If the Owner is not a natural person, the Owner must be an entity with its own taxpayer identification number (TIN). The terms “you” and “your” are also used to identify the Owner.

Premium or Premium Payment —Your investment in the Contract on the Contract Effective Date. This is a single premium Contract and you cannot add to your initial investment.

Request, Notice, or Written Request — A request in writing on a form acceptable to us, signed and dated by you and received by us at our Administrative Office.

Required Minimum Distribution (or RMD) — The amount required to be distributed each calendar year for purposes of satisfying the RMD rules of Section 401(a)(9) of the Internal Revenue Code and related Code provisions, provided that the amount does not exceed the minimum distribution amount that would have been calculated based on the value of this Contract alone.

SEC — Securities and Exchange Commission.

Strategy Base Value — The amount transferred to a Crediting Rate Strategy on its Strategy Start Date, as adjusted for any Withdrawals and charges from that Crediting Rate Strategy.

Strategy Interim Value — The value of your investment in an Indexed Crediting Rate Strategy prior to the Strategy Maturity Date, based on the market value of a hypothetical portfolio of derivatives supporting the Indexed Crediting Rate Strategy.

Strategy Interim Value Adjustment — A gain or loss that you incur if amounts are removed from an Indexed Crediting Rate Strategy prior to the Strategy Maturity Date that is reflected in the value of your investment in the Indexed Crediting Rate Strategy. The Strategy Interim Value Adjustment is based on the Strategy Interim Value on the date such amounts are removed.

Strategy Maturity Date — The Business Day on which a Strategy Period ends.

Strategy Maturity Value — The value of your investment in an Indexed Crediting Rate Strategy on the Strategy Maturity Date, which equals the Strategy Base Value x (1 + the Indexed Crediting Rate).

Strategy Period — The period from the Strategy Start Date to the Strategy Maturity Date. We currently offer Strategy Periods of one year, three years or six years.

Strategy Start Date — The Business Day on which a new Strategy Period is established.

Surrender — A full Withdrawal and termination of the Contract.

Surrender Value — The Contract Value, based on applicable Strategy Interim Values, minus any applicable Withdrawal Charges. For the amount allocated to the Fixed Crediting Rate Strategy, upon surrender you will not receive less than the Minimum Nonforfeiture Amount.

Trigger Threshold — The level of Index Return at or above which we will credit Indexed Strategy Interest in the amount of the Index Trigger Rate on the Strategy Maturity Date of an Indexed Crediting Rate Strategy with a Index Trigger Rate. The Trigger Threshold will never be greater than -1% or lower than the Buffer Percentage.

Withdrawal — Any withdrawal under the Contract, including a full withdrawal (Surrender), partial withdrawal, withdrawal of the Free Withdrawal Amount, Required Minimum Distribution withdrawal, scheduled withdrawal or unscheduled withdrawal.

Overview of the Contract

Purpose of the Contract

The Contract is designed to help you accumulate assets through investments in the Indexed Crediting Rate Strategies and Fixed Crediting Rate Strategy during the accumulation phase. It can provide or supplement your retirement income by providing a stream of income payments during the annuity phase. It also provides death benefits to protect your beneficiaries. The Contract may be appropriate if you have a long-term investment horizon. It is not intended for people who may need to access invested funds within a short-term timeframe or frequently.

The Contract may be purchased as either “qualified” or “non-qualified” under the Internal Revenue Code. If you purchase a non-qualified Contract, it will provide you with certain tax deferral features under the Code. If you are investing in this Contract through a traditional or Roth Individual Retirement Account (“IRA”), the Contract is a qualified Contract and will not provide you tax deferral benefits in addition to those already provided by your IRA.

Phases of the Contract

The Contract has two phases: an accumulation (savings) phase and an annuity (income) phase.

Accumulation (Savings) Phase

During the accumulation phase, you can allocate your Contract Value to one or more of the available Indexed Crediting Rate Strategies and/or the Fixed Crediting Rate Strategy.

Indexed Crediting Rate Strategies. We will credit positive or negative Indexed Strategy Interest to amounts allocated to an Indexed Crediting Rate Strategy on the Strategy Maturity Date based, in part, on the performance of the applicable Index. You could lose a significant amount of money if the Index declines in value.

We limit the negative Index Return used in calculating the Indexed Crediting Rate on the Strategy Maturity Date by applying either: (i) a Buffer Percentage to absorb negative Index Return up to the amount of the Buffer Percentage; or (ii) a Floor Percentage to absorb negative Index Return in excess of the Floor Percentage. For example, if the Indexed Crediting Rate Strategy has a Buffer Percentage, if the Index Return is −25% and the Buffer Percentage is −10%, the Indexed Crediting Rate would be −15% (the amount that the Index Return exceeds the Buffer Percentage) on the Strategy Maturity Date, meaning that your Strategy Maturity Value will show a 15% decrease from your Strategy Base Value. For Indexed Crediting Rate Strategies with a Guaranteed Annual Cap Rate and Buffer, the Buffer Percentage will absorb negative Index Return up to the amount of the Buffer Percentage each Contract Year during the Strategy Period. Alternatively, if the Indexed Crediting Rate Strategy has a Floor Percentage, if the Index Return is −25% and the Floor Percentage is −10%, the Indexed Crediting Rate would be −10% (the Floor Percentage) on the Strategy Maturity Date, meaning that your Strategy Maturity Value will show a 10% decrease from your Strategy Base Value. We will always offer an Indexed Crediting Rate Strategy with the protection of at least a −5% Buffer Percentage. We do not guarantee that we will always offer an Indexed Crediting Rate Strategy with a Floor Percentage.

If the Index Return is positive (or, in the case of an Index Trigger Rate, equals or exceeds the Trigger Threshold) we determine whether it must be adjusted in calculating the Indexed Crediting Rate on the Strategy Maturity Date by applying either the Index Cap Rate, the Index Participation Rate or the Index Trigger Rate, as follows:

•	If the Strategy includes an Index Cap Rate, we limit the Indexed Crediting Rate to the lesser of the Index Return or the Index Cap Rate. For example, if the Index Return is 12% and the Index Cap Rate is 8%, the Indexed Crediting Rate would be 8% (the lesser of the Index Return and the Index Cap Rate) on the Strategy Maturity Date, meaning that your Strategy Maturity Value will show an 8% increase from your

Strategy Base Value. For Indexed Crediting Rate Strategies with a Guaranteed Annual Cap Rate and Buffer, we limit the annual performance to the lesser of the Index Return or the Index Cap Rate each Contract Year during the Strategy Period. We will not establish an Index Cap Rate below 2%, 5%, and 10% for a 1, 3, and 6-year Strategy, respectively, and we will not establish an Index Cap Rate for an Indexed Crediting Rate Strategy with a Guaranteed Annual Cap Rate and Buffer below [2%] (the “Guaranteed Minimum Cap Rate”).
•	If the Strategy includes an Index Participation Rate, we determine the Indexed Crediting Rate by multiplying the Index Return by the Participation Rate, which will limit the Indexed Crediting Rate on the Strategy Maturity Date if the Participation Rate is below 100%. For example, if the Index Return is 12% and the Index Participation Rate is 50%, the Indexed Crediting Rate would be 6% (the Index Return multiplied by the Index Participation Rate) on the Strategy Maturity Date, meaning that your Strategy Maturity Value will show a 6% increase from your Strategy Base Value. Alternatively, if the Index Return is 12% and the Index Participation Rate is 10%, the Indexed Crediting Rate would be 1.2% (the Index Return multiplied by the Index Participation Rate) on the Strategy Maturity Date, meaning that your Strategy Maturity Value will show a 1.2% increase from your Strategy Base Value. We will not establish an Index Participation Rate below 10%(the “Guaranteed Minimum Participation Rate”).
•	If the Strategy includes an Index Trigger Rate, if the Index Return equals or exceeds the Trigger Threshold, the Indexed Crediting Rate will equal the Index Trigger Rate. Because the Trigger Threshold will always be negative, an Indexed Crediting Rate Strategy with an Index Trigger Rate is a “Dual Direction” strategy because if the Index Return for the Strategy Period is either positive, zero or negative but at least the Trigger Threshold, your Indexed Crediting Rate will be positive in the amount of the Index Trigger Rate. For example, if the Index Return is 8%, the Trigger Threshold is -1% and the Index Trigger Rate is 5%, the Indexed Crediting Rate would be 5% on the Strategy Maturity Date, meaning that your Strategy Maturity Value will show a 5% increase from your Strategy Base Value. We will not establish an Index Trigger Rate below 2%, 5%, and 10% for a 1, 3, and 6-year Strategy, respectively (the “Guaranteed Minimum Trigger Rate”) and we will not establish a Trigger Threshold greater than -1%.

Fixed Crediting Rate Strategy. There is only one Fixed Crediting Rate Strategy for the Contract. The Fixed Crediting Rate Strategy has a one-year Strategy Period. Amounts allocated to the Fixed Crediting Rate Strategy earn interest at an annual interest rate declared by us for the Strategy Period.

Additional information about each Indexed Crediting Rate Strategy and the Fixed Crediting Rate Strategy is provided in Appendix A: Investment Options Available Under the Contract.

Annuity (Income) Phase

You enter the annuity phase when you annuitize your Contract. During the annuity phase, you will receive a stream of fixed income payments for the annuity payout period of time you elect. You can elect to receive annuity payments (1) for a fixed period of time; (2) for life; (3) for life plus a fixed period; (4) payments of fixed amounts; or (5) for life of Joint Annuitants. Please note that when you annuitize, your investments are converted to income payments and you will no longer be able to make any additional Withdrawals from your Contract. All accumulation phase benefits, including the Death Benefit, terminate on the Annuitization Date. The Contract has a maximum annuity commencement date (Maturity Date).

Contract Features

The Contract provides for the accumulation of retirement savings and income. The Contract offers death benefit protection and offers various payout options.

Performance Lock

This feature allows you to lock in an Indexed Crediting Rate Strategy’s Strategy Interim Value prior to the Strategy Maturity Date. Performance Lock is available with each of the Indexed Crediting Rate Strategies for no additional charge. Performance Lock may be of interest to investors who are interested in eliminating some of the uncertainty regarding Index performance for the remainder of a Strategy Period, or who seek to potentially limit the impact of negative Indexed Strategy Interest they may otherwise receive.

You should consult with a financial professional before executing a Performance Lock for Indexed Crediting Rate Strategy. There are significant risks associated with Performance Lock. At the time you exercise a Performance Lock, you will not know the locked-in Strategy Interim Value because it is determined at the end of the Business Day. The locked-in Strategy Interim Value could be lower (or higher) than you anticipated. If you lock-in a Strategy Interim Value that is less than your Strategy Base Value, you will be locking-in a loss, which could be significant. See 4. Principal Risks of Investing in the Contract — Performance Lock Risk and 8. The Indexed Crediting Rate Strategies — Performance Lock Feature.

Access to Your Money

During the accumulation phase you can take Withdrawals from your Contract. Withdrawals will reduce your Contract Value and may be subject to Withdrawal Charges, adjustments for Strategy Interim Value, income taxes and a tax penalty. Withdrawals will also reduce your death benefit (possibly on a greater than dollar-for-dollar basis).

Withdrawal Charge Waivers

Under certain circumstances, we will waive Withdrawal Charges when you take a Withdrawal from your Contract. The Waiver of Withdrawal Charges for Nursing Home Confinement Endorsement (Nursing Home Benefit) allows you to take Withdrawals without incurring any Withdrawal Charges during a period of confinement to a nursing home. The Waiver of Withdrawal Charges for Terminal Illness Endorsement (Terminal Illness Benefit) allows you to take a one-time Withdrawal without incurring any Withdrawal Charges in the event you are diagnosed with a terminal illness after the Contract Effective Date.

Death Benefits

During the accumulation phase, if your age on the Contract Effective Date is younger than 81, your Contract includes a death benefit that pays your beneficiaries an amount equal to the greater of (i) your Premium (reduced proportionally for Withdrawals) or (ii) your Contract Value plus the excess of the Minimum Nonforfeiture Amount over the Contract Value allocated to the Fixed Crediting Rate Strategy, if any.. If your age on the Contract Effective Date is 81 or older, the death benefit is your Contract Value plus the excess of the Minimum Nonforfeiture Amount over the Contract Value allocated to the Fixed Crediting Rate Strategy, if any.

Strategy Interim Value Adjustments

We will apply a Strategy Interim Value Adjustment if you make any Withdrawals (including surrender or termination of your Contract, including if you exercise your right to cancel your contract in a state where we are required torefund your Contract Value), annuitize your Contract or upon payment of a death benefit from an Indexed Crediting Rate Strategy on any date prior to the Strategy Maturity Date because the portion of your Contract Value in the Indexed Crediting Rate Strategy will be its Strategy Interim Value. You could lose a significant amount of money due to the Strategy Interim Value Adjustments if amounts are removed from an Indexed Crediting Rate Strategy prior to the Strategy Maturity Date. Your Strategy Interim Value may be less than the amount invested and may be less than the amount you would receive had you held the investment in the Indexed Crediting Rate Strategy until the Strategy Maturity Date. The Strategy Interim Value will generally be negatively affected by the expected volatility of index prices and by poor market performance. All other factors being equal, the Strategy Interim Value generally would be lower the earlier a Withdrawal or surrender is made during a Strategy Period.

Important Information You Should Consider About the Contract

	FEES, EXPENSES, AND ADJUSTMENTS	Location in Prospectus
Are There Charges or Adjustments for Early Withdrawals?

Yes. If you surrender your Contract or withdraw money from the Contract for up to 6 years following the Contract Effective Date, you will be assessed a withdrawal charge of up to 7% of Contract Value withdrawn. For example, if you make a Withdrawal in the first year, you could pay a withdrawal charge of up to $7,000 on a $100,000 investment. This loss will be greater if there is a negative Strategy Interim Value Adjustment, taxes, or tax penalties.

The portion of your Contract Value in the Indexed Crediting Rate Strategy will be subject to a Strategy Interim Value Adjustment if amounts are removed from an Indexed Crediting Rate Strategy before the Strategy Maturity Date. The Strategy Interim Value could be less than your investment in the Indexed Crediting Rate Strategy even if the Index is performing positively. You could lose up to 100% of your Strategy Base Value due to the Strategy Interim Value Adjustment in extreme situations. For example, if you allocate $100,000 to an Indexed Crediting Rate Strategy with a 3-year Strategy Period and later withdraw the entire amount before the 3 years have elapsed, you could lose up to $100,000 of your investment. This loss will be greater (but never more than 100%) if you also have to pay a withdrawal charge, taxes and tax penalties. If you make any Withdrawals (including surrender or termination of your Contract, including if you exercise your right to cancel your contract in a state where we are required to refund your Contract Value), on annuitization or upon payment of a death benefit from an Indexed Crediting Rate Strategy on any date prior to the Strategy Maturity Date, the potion of your Contract Value in the Indexed Crediting Rate Strategy will be its Strategy Interim Value.

3. Fee Table 6. Fees, Charges and Adjustments – Withdrawal Charges 6. Fees, Charges and Adjustments – Adjustments 10. Valuing Your Contract – Indexed Crediting Rate Strategy Value
Are There Transaction Charges?	Yes. In addition to withdrawal charges and Strategy Interim Value Adjustments, you may also be charged for other transactions (including special requests such as duplicate contracts and duplicate statements).	3. Fee Table 6. Fees, Charges and Adjustments – Transaction Fees
Are There Ongoing Fees and Expenses?	No. However, there is an implicit ongoing fee on the Indexed Crediting Rate Strategies to the extent that your participation in Index gains is limited by each Indexed Crediting Rate Strategy’s Index Cap Rate, Index Participation Rate or Index Trigger Rate. This means that your returns may be lower than Index returns. In return for accepting this limit on Index gains, you will receive some protection from Index losses.	Not applicable
	RISKS	Location in Prospectus
Is There a Risk of Loss from Poor Performance?	Yes. You could lose money by investing in the Contract. If you invest in an Indexed Crediting Rate Strategy, under extreme circumstances, you could lose up to 90% of your investment in an Indexed Crediting Rate Strategy with a -10% Buffer Percentage, up to 80% of your investment in an Indexed Crediting Rate Strategy with a -20% Buffer Percentage and up to 10% of your investment in an Indexed Crediting Rate Strategy with a -10% Floor Percentage due to negative Index performance. If you select an Indexed Crediting Rate Strategy with a Guaranteed Annual Cap Rate and Buffer, the Buffer Percentage applies each Contract Year during the Strategy Period, and at the end of a Strategy Period you could lose significantly more due to compounding annual losses. We will	4. Principal Risks of Investing in the Contract

always offer a strategy with the protection of at least a −5% Buffer Percentage. We do not guarantee that we will always offer an Indexed Crediting Rate Strategy with a Floor Percentage.
Is this a Short-Term Investment?

No. The Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash because the Contract is designed to provide for the accumulation of retirement savings and income on a long-term basis. As such, you should not use the Contract as a short-term investment or savings vehicle. A Withdrawal Charge may apply in certain circumstances and any Withdrawals may also be subject to federal and state income taxes and tax penalties. Withdrawals from an Indexed Crediting Rate Strategy prior to the Strategy Maturity Date may result in loss of positive Index Performance and will be subject to a Strategy Interim Value Adjustment,. Withdrawals could result insignificant reductions to the Death Benefit.

Contract Value in an Indexed Crediting Rate Strategy will be reallocated on the Strategy Maturity Date according to your instructions. If you have not provided us with maturity instructions, the Strategy Maturity Value will be invested in the same Indexed Crediting Rate Strategy for another Strategy Period. If the same Indexed Crediting Rate Strategy is not available, then the Contract Value will be allocated to the Fixed Crediting Rate Strategy.

4. Principal Risks of Investing in the Contract
What Are the Risks Associated with the Investment Options?

An investment in the Contract is subject to the risk of poor investment performance and can vary depending on the performance of the Indices for the Indexed Crediting Rate Strategies under the Contract. Each Investment Option, including the Fixed Crediting Rate Strategy, will have its own unique risks. You should review the Investment Options before making an investment decision.

For investments in an Indexed Crediting Rate Strategy, the Index Cap Rate, Index Participation Rate or Index Trigger Rate may limit positive Index performance (e.g., limited upside). For example:

•         If the Indexed Crediting Rate Strategy has an Index Cap Rate, if the Index Return is 12% and the Index Cap Rate is 8%, the Indexed Crediting Rate would be 8% on the Strategy Maturity Date. In the case of an Indexed Crediting Rate Strategy with a Guaranteed Annual Cap Rate and Buffer, the Index Cap Rate will apply to the performance of the Index each Contract Year during the Strategy Period;

•         If the Indexed Crediting Rate Strategy has an Index Participation Rate, if the Index Return is 12% and the Index Participation Rate is 50%, the Indexed Crediting Rate would be 6% on the Strategy Maturity Date; and

•         If the Indexed Crediting Rate Strategy has an Index Trigger Rate and Trigger Threshold, if the Index Trigger Rate is 5% and the Trigger Threshold is -5%, if the Index return equals or exceeds -5%, the Indexed Crediting Rate would be 5% on the Strategy Maturity Date.

This may result in you earning less than the Index Return.

For investments in an Indexed Crediting Rate Strategy, the Buffer Percentage or Floor Percentage will limit negative returns (e.g., limited protection in the case of market decline). For example:

•         If the Indexed Crediting Rate Strategy has a Buffer Percentage, if the Index Return is −25% and the Buffer Percentage is −10%, the Indexed Crediting Rate would be −15% (the amount that the Index Return exceeds the Buffer Percentage) on the Strategy Maturity Date. In the case of an Indexed Crediting Rate Strategy with a Guaranteed Annual Cap Rate and Buffer, the Buffer Percentage will apply to the performance of the Index each Contract Year during the Strategy Period; and

•         If the Indexed Crediting Rate Strategy has a Floor Percentage, if the Index Return is −25% and the Floor Percentage is −10%,

4. Principal Risks of Investing in the Contract

           the Indexed Crediting Rate would be −10% (the Floor Percentage) on the Strategy Maturity Date.

Each Index is a price return index, not a total return index, and therefore does not reflect dividends paid on the securities composing the Index. This will reduce the Index Return and will cause the Index to underperform a direct investment in the securities composing the Index.

What Are the Risks Related to the Insurance Company?	An investment in the Contract is subject to the risks related to the Company. The Company is solely responsible to the Contract owner for the Contract Value and the guaranteed benefits. The general obligations including the Fixed Crediting Rate Strategy and Indexed Crediting Rate Strategies under the Contract are supported by our general account and are subject to our claims paying ability. An owner should look solely to our financial strength for our claims-paying ability. More information about the Company, including our financial strength ratings, may be obtained at https://aspida.com/about#rating-about.	4. Principal Risks of Investing in the Contract
	RESTRICTIONS	Location in Prospectus
Are There Restrictions on the Investment Options?

Yes. You cannot transfer out of an Indexed Crediting Rate Strategy to another Investment Option prior to the Strategy Maturity Date. If you do not want to remain invested in an Indexed Crediting Rate Strategy until the Strategy Maturity Date, your only options are to exercise the Performance Lock feature, make Withdrawals out of the Indexed Crediting Rate Strategy or surrender the Contract. The amount you would receive would be based on the Strategy Interim Value.

Prior to the beginning of each Strategy Period, we will provide 30-day advance notice indicating how you may obtain the Index Cap Rates, Index Participation Rates, Index Cap Rates with Multi Year Cap Lock, Index Trigger Rates and Trigger Thresholds, which we will establish at least 15 days prior to the Strategy Start Date of a new Strategy Period. We may not offer new Strategy Periods for the Indexed Crediting Rate Strategies. Therefore, an Indexed Crediting Rate Strategy may not be available for you to invest your Strategy Maturity Value into after the Strategy Maturity Date. We have the right to remove or replace an Index in the event of the Index being discontinued, an Index calculation substantially changing, the unavailability of Index values, the loss of our license or permission to use the Index, the inability to hedge risks associated with the Index or similar conditions approved by applicable regulators. If we remove an Index for an existing Indexed Crediting Rate Strategy during a Strategy Period, we will end, (i.e., mature), the Strategy Period on the date the Index is discontinued, and calculate the Indexed Crediting Rate based on the Indexed Crediting Rate Strategy’s features (i.e. Index Cap Rate, Index Participation Rate, or Index Trigger Rate and Trigger Threshold, and Buffer Percentage or Floor Percentage, as applicable). Your Contract Value in the applicable Indexed Crediting Rate Strategy will be transferred to the Fixed Crediting Rate Strategy, and you will not be able to reallocate it until the next Contract Anniversary Date. Your Contract Value transferred to the Fixed Crediting Rate Strategy will earn interest at the applicable annual interest rate that applies to the Fixed Crediting Rate Strategy.

8. The Indexed Crediting Rate Strategies
Are There Any Restrictions on Contract Benefits?

Yes.

•         There are restrictions and limitations relating to benefits offered under the Contract (e.g., death benefit, Performance Lock).

•         Except as otherwise provided, Contract benefits may not be modified or terminated by the Company.

•        Withdrawals will reduce the death benefit, perhaps by more than the amount withdrawn.

8. The Indexed Crediting Rate Strategies 14. Benefits Available Under the Contract
	TAXES	Location in Prospectus

What are the Contract’s Tax Implications?	You should consult with a tax professional to determine the tax implications of an investment in, and payments received under, the Contract. There is no additional tax benefit to you if the Contract is purchased through a tax-qualified plan or individual retirement account (IRA). Withdrawals will be subject to ordinary income tax and may be subject to tax penalties. Generally, you are not taxed until you make a Withdrawal from the Contract.	15. Taxes
	CONFLICTS OF INTEREST	Location in Prospectus
How are Investment Professionals Compensated?	Some financial professionals may receive compensation for selling the Contract to you, both in the form of commissions or in the form of contribution-based compensation. Financial professionals may also receive additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). This conflict of interest may influence the financial professional to recommend this Contract over another investment.	16. Additional Information - Distribution
Should I Exchange My Contract?

Some financial professionals may have a financial incentive to offer a new contract in place of the one you already own. You should only exchange your Contract if you determine, after comparing the features, fees, and risks of both contracts and any fees or penalties to terminate the existing Contract, that it is preferable to purchase the new contract rather than continue to own your existing Contract.

16. Additional Information - Distribution

Benefits Available Under the Contract

The following table summarizes information about the benefits available under the Contract.

Standard Benefits
Name of Benefit	Purpose	Maximum Fee	Brief Description of Restrictions/Limitations
Free Withdrawal Amount	Provides for an amount that may be withdrawn each Contract Year without incurring Withdrawal Charges	None

•   Only available during the accumulation period

•   Withdrawals of Free Withdrawal Amount may reflect Strategy Interim Values, which may be less than Strategy Base Values, and taxes and tax penalties

•   All Withdrawals count against Free Withdrawal Amount

•   Unused Free Withdrawal Amount not available in future Contract Years

Performance Lock	Gives you the option to lock in the Strategy Interim Value for an Indexed Crediting Rate Strategy prior to the Strategy Maturity Date If exercised, you will receive Indexed Strategy Interest on the Strategy Maturity Date equal to the difference between the locked-in Strategy Interim Value and the Strategy Base Value, rather than Indexed Strategy Interest using the point-to-point crediting methodology for the Indexed Crediting Rate Strategy	None

•   We will not provide advice or notify you regarding whether you should exercise the Performance Lock or the optimal time for doing so (if any)

•  We will not warn you if you exercise the Performance Lock at a sub-optimal time

•   We will not warn you if you set Performance Lock Thresholds for Target Performance Lock at sub-optimal levels

•  You will not know the locked-in Strategy Interim Value in advance; the locked-in Strategy Interim Value could be lower than you anticipated

•   We are not responsible for any losses or forgone gains related to your decision whether or not to exercise the Performance Lock

•    Only available during the accumulation period

•   Will not participate in Index performance (positive or negative) for the remainder of the Strategy Period, including the Strategy Maturity Date

•    Floor Percentage, Buffer Percentage, Index Cap Rate, Index Participation Rate, and Index Trigger Rate as applicable, will not apply on the Strategy Maturity Date

•    Locking-in a Strategy Interim Value that is less than the Strategy Base Value will result in loss, no downside protection under Buffer Percentage or Floor Percentage will apply, and the loss could be significant

•    For multi-year Strategy Periods, upon exercise, Strategy Maturity Date will always be next Contract Anniversary

•    Cannot be exercised during last two Business Days prior to Strategy Maturity Date

•   May be exercised once per Strategy Period for each Indexed Crediting Rate Strategy

•    May only exercise for entire Contract Value in an Indexed Crediting Rate Strategy

•    Exercise is irrevocable

Death Benefit

If age on the Contract Effective Date is younger than 81, upon death, provides for death benefit payment equal to greater of (a) Contract Value plus the excess of the Minimum Nonforfeiture Amount over the Contract Value allocated to the Fixed Crediting Rate Strategy, if any; or (b) Premium Payment (less Withdrawals)

If age on the Contract Effective Date is 81 or older, death benefit is Contract Value plus the excess of the Minimum Nonforfeiture Amount over the Contract Value allocated to the Fixed Crediting Rate Strategy, if any;

None

•    Only available during the accumulation period

•   Contract Value component reflects Strategy Interim Values, which may be less than Strategy Base Values

•    Premium Payment component subject to reductions for prior Withdrawals

Waiver of Withdrawal Charges for Nursing Home Confinement Rider	Waiver of Withdrawal Charges in the event of a confinement to a Nursing Home	None

•    Automatically included in Contract at issue

•  Only available during the accumulation period

•  Only available after the first Contract Anniversary

•   Owner must be confined to an Eligible Nursing Home as defined by the benefit

•    Confinement must not pre-exist the Contract Effective Date

•    Limited to a single episode of confinement once per Contract Year

•    Withdrawals under the benefit may be subject to the use of Strategy Interim Values and taxes and tax penalties

•    Withdrawals count against the Free Withdrawal Amount

Waiver of Withdrawal Charges for Terminal Illness Rider	Waiver of Withdrawal Charges in the event the Owner is diagnosed with a Terminal Illness	None

•    Automatically included in Contract at issue

•    Only available during the accumulation period

•    Only available after the first Contract Anniversary

•    Owner must be diagnosed with a Terminal Illness by a Qualified Physician as defined by the benefit

•    Diagnosis must not pre-exist the Contract Effective Date

•    Limited to a one-time request for a Withdrawal

•    Withdrawal under the benefit may be subject to the use of Strategy Interim Values and taxes and tax penalties

•    Withdrawals count against the Free Withdrawal Amount

Buying the Contract

You may purchase the Contract by completing an application and submitting a minimum Premium Payment of $25,000. Any Premium Payment that exceeds $1.0 million and any Premium Payment that, when aggregated with previous Premium Payments made under other contracts issued by us, exceeds $1.0 million is subject to our approval. Additionally, we reserve the right to refuse any Premium Payment that does not meet our minimum Premium Payment requirements, is not in Good Order, or is otherwise contrary to law for us to accept. In addition, we reserve the right to refuse any application. If we refuse your application, we will return your Premium Payment to you.

The Contract is a single premium annuity contract. This means only one Premium Payment is allowed under the Contract. However, the single Premium Payment may be received from multiple sources. For IRAs, because the minimum Premium Payment we accept exceeds the annual contribution limits for IRAs, your Premium Payment must include a rollover contribution from an existing IRA or qualified retirement plan balance.

To purchase the Contract, any Owner and any Annuitant must be no older than Age 85. If you are purchasing a Qualified Contract, you must be no younger than Age 18.

We will not issue the Contract until your application is in Good Order and we have received the full amount of the Premium Payment. We are not responsible for lost investment opportunities while we review your application or await payment of your Premium. Any Premium Payment we receive before we issue the Contract will be held in our general account until we credit the full Premium amount to your Contract on the Contract Effective Date, and it will not be held in the Fixed Crediting Rate strategy earn interest during this time. We do not accept any additional Premiums after the Contract Effective Date. Your application will not be considered to be in Good Order and your Contract will not be issued until your Premium Payments from all sources have been received by us.

You must tell us how to apply your Premium Payment by specifying in the Contract application your desired allocation (by percentage) among the Indexed Crediting Rate Strategies and the Fixed Crediting Rate Strategy. There are no default allocation options and your application will not be considered to be in Good Order if you do not provide your desired allocations. All allocations must be in whole percentages totaling 100%. We reserve the right to round amounts up or down to make whole percentages, and to reduce or increase amounts proportionally in order to total 100%. Your Premium Payment will be allocated according to your instructions on the Contract Effective Date.

Electronic Delivery

To apply for a Contract, you must consent to receive your Contract, prospectus, prospectus supplements, statements, transaction confirmations, and other notices, correspondence, and documentation in electronic format instead of receiving paper copies. We will not send you paper copies of any Contract documents which are available to you in electronic format. Not all documents may be available in electronic format. Any documents not available in electronic format will be mailed to you. Electronic documents will be available through your online account on our website and we will send you an e-mail message when any new Contract document becomes available. The e-mail message will also contain instructions about how to access the document. It is your responsibility to provide us with your current e-mail address. You may request a paper copy of any document free of charge, and you may revoke your consent to receive all documents in electronic format at any time without cost, by contacting us.

Making Withdrawals: Access the Money in Your Contract

During the accumulation phase and prior to the Death Benefit becoming payable, you may request a partial Withdrawal of your Contract Value or a full Surrender in exchange for the Surrender Value at any time by submitting Notice. If the Contract has Joint Owners, both Owners must consent to any Withdrawal. Your Contract Value, Strategy Interim Values and Strategy Base Values for each Indexed Crediting Rate Strategy will decline whenever you take partial Withdrawals.

A Withdrawal from an Indexed Crediting Rate Strategy is based on the portion of your Contract Value in the Indexed Crediting Rate Strategy, which may be based on your Strategy Interim Values,, which may be more or less than the Strategy Base Values. This means a full Withdrawal from an Indexed Crediting Rate Strategy may result in you receiving an amount that is less than the current Strategy Base Value.

If you take a partial Withdrawal and, immediately after the Withdrawal, your Contract Value would be less than $2,000, we reserve the right to instead pay you the Surrender Value and terminate your Contract. If you Surrender your Contract, we will pay you the Surrender Value and terminate your Contract. You may not withdraw any amount greater than your Surrender Value.

Partial Withdrawals and Surrenders may be subject to a Withdrawal Charge, will be based on your Contract Value, which will be its Strategy Interim Value on any day other than the Strategy Start Date and Strategy Maturity Date, and may be subject to taxes and potential tax penalties.

No Withdrawals are permitted after the Annuitization Date or after the Death Benefit becomes payable.

Under normal circumstances, we will make payment of a Withdrawal within seven days. We may defer payments we make under your Contract for up to six months if the insurance regulatory authority of the state in which we issued the Contract approves such deferral. We will apply interest to the deferred payments, if required by state law.

Partial Withdrawals taken from an Indexed Crediting Rate Strategy may negatively impact (perhaps significantly) your Strategy Interim Values for the remainder of the Strategy Period.

Full Surrenders

You can Surrender your Contract for its Surrender Value at any time prior to the Annuitization Date and before the Death Benefit becomes payable by sending us Notice. All benefits under the Contract will be terminated as of the Business Day that we process your Surrender request. The Surrender Value will be as of the Business Day that we process the transaction. We will pay you the Surrender Value within seven calendar days thereof.

Additional Information About Fees

The following tables describe the fees, expenses, and adjustments that you will pay when buying, owning, and surrendering or making Withdrawals from an Investment Option or from the Contract. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

The first table describes fees and expenses that you will pay at the time that you buy the Contract, surrender or make Withdrawals from an Investment Option or from the Contract, or transfer Contract Value between Investment Options. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply.

Transaction Expenses
Sales Load Imposed on Purchases (as a percentage of purchase payments)	None
Withdrawal Charge (as a percentage of the amount withdrawn)(1)	7.00%
Transfer Fee	None
Duplicate Contract Fee	$25
Duplicate Report Fee	$25

(1)	The charge percentage is deducted upon a Withdrawal of amounts in excess of the 10% free withdrawal amount. Important exceptions and limitations may eliminate or reduce this charge. For a complete description of charges, please see 6. Fees, Charges and Adjustments – Withdrawal Charges in the prospectus. See Appendix B: Material State Variations in the prospectus for more information.

.

The next table describes the adjustments, in addition to any transaction expenses, that apply if all or a portion of the Contract Value is removed from an Investment Option or from the Contract before the expiration of a specified period.

Adjustments
Maximum Potential Loss Due to Strategy Interim Value Adjustment (as a percentage of Contract Value allocated to an Indexed Crediting Rate Strategy)(1)	100%

(1)	We use the Strategy Interim Values for your Indexed Crediting Rate Strategies if you make any Withdrawals (including Surrender of your Contract, including if you exercise your right to cancel your contract in a state where we are required to refund your Contract Value), annuitize or upon payment of a Death Benefit from an Indexed Crediting Rate Strategy on any date prior to the Strategy Maturity Date. The actual amount of the Strategy Interim Value calculation is determined by a formula that depends on, among other things, the Buffer Percentage or Floor Percentage and how the Index has performed since the Strategy Start Date. If you Surrender your Contract, die, annuitize your Contract, or make a Withdrawal from an Indexed Crediting Rate Strategy before the Strategy Maturity Date, the Buffer Percentage or Floor Percentage will not apply. See 8. Valuing Your Contract – Indexed Crediting Rate Strategy Value in the prospectus for more information.

Appendix A: Investment Options Available Under the Contract

Indexed Crediting Rate Strategies

The following is a list of Indexed Crediting Rate Strategies currently available under the Contract. We may change the features of the Indexed Crediting Rate Strategies listed below (including the Index and the current limits on Index gains and losses), offer new Indexed Crediting Rate Strategies and terminate existing Indexed Crediting Rate Strategies. We will provide you with written notice before making any changes other than changes to current limits on Index gains. Information about current limits on Index gains is available at https://aspida.com/documents/rila/dreampath/90003-Aspida-DreamPath-Annuity-Rate-Sheet.pdf.

Note: If amounts are removed from an Indexed Crediting Rate Strategy before the end of its Strategy Period, we will use its Strategy Interim Value. This may result in a significant reduction in your Contract Value that could exceed any protection from Index loss that would be in place if you waited until the end of the Strategy Period.

See 8. The Indexed Crediting Rate Strategies of the prospectus for a description of the Indexed Crediting Rate Strategies’ features. See 6. Fees, Charges and Adjustments of the prospectus for more information about Strategy Interim Values.

Index[1]	Type of Index	Strategy Period	Index Crediting Methodology	Current Limit on Index Loss (if held until end of Strategy Period)	Minimum Limit on Index Gain (for the life of the Indexed Crediting Rate Strategy)
S&P 500® Index	Market Index	1 Year	Point-to-Point	-10% Buffer Percentage	2% Index Cap Rate
S&P 500® Index	Market Index	1 Year	Point-to-Point	-20% Buffer Percentage	2% Index Cap Rate
S&P 500® Index	Market Index	1 Year	Point-to-Point	-10% Buffer Percentage	2% Index Trigger Rate Maximum -1% Trigger Threshold
S&P 500® Index	Market Index	1 Year	Point-to-Point	-10% Floor Percentage	2% Index Cap Rate
S&P 500® Index	Market Index	1 Year	Point-to-Point	0% Floor Percentage[2]	2% Index Cap Rate
S&P 500® Index	Market Index	3 Year	Point-to-Point	-10% Buffer Percentage	5% Index Cap Rate
S&P 500® Index	Market Index	3 Year	Point-to-Point	-20% Buffer Percentage	5% Index Cap Rate
S&P 500® Index	Market Index	3 Year	Point-to-Point	-10% Buffer Percentage	10% Index Participation Rate
S&P 500® Index	Market Index	3 Year	Point-to-Point	-20% Buffer Percentage	10% Index Participation Rate
S&P 500® Index	Market Index	6 Year	Point-to-Point	-10% Buffer Percentage	10% Index Cap Rate
S&P 500® Index	Market Index	6 Year	Point-to-Point	-20% Buffer Percentage	10% Index Cap Rate
S&P 500® Index	Market Index	6 Year	Point-to-Point	-10% Buffer Percentage	10% Index Participation Rate
S&P 500® Index	Market Index	6 Year	Point-to-Point	-20% Buffer Percentage	10% Index Participation Rate
S&P 500® Index	Market Index	6 Year	Guaranteed Annual Cap Rate and Buffer	-10% Buffer Percentage	2% Index Cap Rate
Nasdaq-100 Index®	Market Index	1 Year	Point-to-Point	-10% Buffer Percentage	2% Index Cap Rate
Nasdaq-100 Index®	Market Index	1 Year	Point-to-Point	-20% Buffer Percentage	2% Index Cap Rate
Nasdaq-100 Index®	Market Index	1 Year	Point-to-Point	-10% Buffer Percentage	2% Index Trigger Rate Maximum -1% Trigger Threshold
Nasdaq-100 Index®	Market Index	1 Year	Point-to-Point	-10% Floor Percentage	2% Index Cap Rate
Nasdaq-100 Index®	Market Index	1 Year	Point-to-Point	0% Floor Percentage[2]	2% Index Cap Rate
Nasdaq-100 Index®	Market Index	3 Year	Point-to-Point	-10% Buffer Percentage	5% Index Cap Rate
Nasdaq-100 Index®	Market Index	3 Year	Point-to-Point	-20% Buffer Percentage	5% Index Cap Rate
Nasdaq-100 Index®	Market Index	3 Year	Point-to-Point	-10% Buffer Percentage	10% Index Participation Rate
Nasdaq-100 Index®	Market Index	3 Year	Point-to-Point	-20% Buffer Percentage	10% Index Participation Rate
Nasdaq-100 Index®	Market Index	6 Year	Point-to-Point	-10% Buffer Percentage	10% Index Cap Rate

Nasdaq-100 Index®	Market Index	6 Year	Point-to-Point	-20% Buffer Percentage	10% Index Cap Rate
Nasdaq-100 Index®	Market Index	6 Year	Point-to-Point	-10% Buffer Percentage	10% Index Participation Rate
Nasdaq-100 Index®	Market Index	6 Year	Point-to-Point	-20% Buffer Percentage	10% Index Participation Rate
Nasdaq-100 Index®	Market Index	6 Year	Guaranteed Annual Cap Rate and Buffer	-10% Buffer Percentage	2% Index Cap Rate
Russell 2000® Index	Market Index	1 Year	Point-to-Point	-10% Buffer Percentage	2% Index Cap Rate
Russell 2000® Index	Market Index	1 Year	Point-to-Point	-20% Buffer Percentage	2% Index Cap Rate
Russell 2000® Index	Market Index	1 Year	Point-to-Point	-10% Buffer Percentage	2% Index Trigger Rate Maximum -1% Trigger Threshold
Russell 2000® Index	Market Index	3 Year	Point-to-Point	-10% Buffer Percentage	5% Index Cap Rate
Russell 2000® Index	Market Index	3 Year	Point-to-Point	-20% Buffer Percentage	5% Index Cap Rate
Russell 2000® Index	Market Index	3 Year	Point-to-Point	-10% Buffer Percentage	10% Index Participation Rate
Russell 2000® Index	Market Index	3 Year	Point-to-Point	-20% Buffer Percentage	10% Index Participation Rate
Russell 2000® Index	Market Index	6 Year	Point-to-Point	-10% Buffer Percentage	10% Index Cap Rate
Russell 2000® Index	Market Index	6 Year	Point-to-Point	-20% Buffer Percentage	10% Index Cap Rate
Russell 2000® Index	Market Index	6 Year	Point-to-Point	-10% Buffer Percentage	10% Index Participation Rate
Russell 2000® Index	Market Index	6 Year	Point-to-Point	-20% Buffer Percentage	10% Index Participation Rate
MSCI EM Index	Market Index	1 Year	Point-to-Point	-10% Buffer Percentage	2% Index Cap Rate
MSCI EM Index	Market Index	1 Year	Point-to-Point	-20% Buffer Percentage	2% Index Cap Rate
MSCI EM Index	Market Index	1 Year	Point-to-Point	-10% Buffer Percentage	2% Index Trigger Rate Maximum -1% Trigger Threshold

[1]	Each Index is a “price return index,” not a “total return index,” and therefore does not reflect dividends paid on the securities composing the Index. This will reduce the Index return and may cause the Index to underperform a direct investment in the securities composing the Index.

[2]	This Indexed Crediting Rate Strategy provides total protection from Index losses at the end of the Strategy Period.

Each Indexed Crediting Rate Strategy’s limit on Index losses is guaranteed not to change for so long as that Indexed Crediting Rate Strategy remains available under the Contract. However, we reserve the right to add and remove Indexed Crediting Rate Strategy as available investment options. As such, the limits on Index loss offered under the Contract may change from one Strategy Period to the next. We will always offer an Indexed Crediting Rate Strategy with the protection of at least a −5% Buffer Percentage. In the future, we may not offer any Indexed Crediting Rate Strategies with Floor Percentages, and we do not guarantee a minimum Strategy Floor for any Indexed Crediting Rate Strategies that we may decide to offer in the future.

If we offer a new Indexed Crediting Rate Strategy with an Index Cap Rate in the future, the Guaranteed Minimum Cap Rate will be at least 2%, 5%, and 10% for a 1, 3, and 6-year Strategy, respectively. If we offer a new Indexed Crediting Rate Strategy with an Index Participation Rate in the future, the Guaranteed Minimum Participation Rate will be at least 10%. If we offer a new Indexed Crediting Rate Strategy with an Index Trigger Rate in the future, the Guaranteed Minimum Trigger Rate will be at least 2%, 5%, and 10% for a 1, 3, and 6-year Strategy, respectively and the Trigger Threshold will not be greater than -1%. If we offer a new Indexed Crediting Rate Strategy with a Guaranteed Annual Cap Rate and Buffer, the Guaranteed Minimum Cap Rate will be at least [2%.] We reserve the right to offer Indexed Crediting Rate Strategies with different types of limits on Index gains.

Fixed Crediting Rate Strategy

The following is the Fixed Crediting Rate Strategy currently available under the Contract. We may change the features of the Fixed Crediting Rate Strategy listed below, offer new Fixed Crediting Rate Strategies and terminate existing Fixed Crediting Rate Strategies. We will provide you with written notice before doing so.

See 9. The Fixed Crediting Rate Strategy of the prospectus for a description of the Fixed Crediting Rate Strategy’s features.

Name	Strategy Period	Minimum Guaranteed Interest Rate
Fixed Crediting Rate Strategy	1 Year	0.25%

This summary prospectus incorporates by reference the Aspida DreamPath Annuity prospectus and Statement of Additional Information (SAI), both dated September___, 2025,as amended or supplemented. The SAI may be obtained, free of charge, in the same manner as the prospectus.

EDGAR Contract Identifier No. C000256895